February 6, 2025

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 4 to Offering Statement on Form 1-A
            Filed January 13, 2025
            File No. 024-12392
Dear Nils Ollquist:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Amendment No. 4 to Offering Statement on Form 1-A filed January 13, 2025 Cover Page

1. Your disclosure indicating that an offering of up to 100,000,000 common shares at an estimated price range per share of $0.02 to $0.06 per share, assuming the offering price is $0.02 per share, will result in gross proceeds of up to $500,000.00, before deduction of offering expenses, assuming all shares are sold, appears an incorrect calculation. Please revise or advise.
 February 6, 2025
Page 2
Summary of the Offering
Termination of the Offering, page 5

2. You indicate the offering will conclude upon the earlier of the sale of all 200,000,000 shares or one year after the date of this offering circular. Please reconcile this with disclosure elsewhere that you are offering 100,000,000 shares.

Selling Shareholders, page 15

3. In your tabular disclosure of your column "Total Number of Shares to be Offered for
       Selling Shareholders Account" the number of shares to be offered does not equal
       25M. For example, the shares offered by Makarios Partners LP does not appear to be correct. Please revise or advise.
Dilution, page 18

4. We note you used $47,868,000 for total assets and $12,500,000 for intangible assets land usage right to derive net tangible book value as of August 31, 2024. These numbers do not agree to the Unaudited Consolidated Balance Sheet as of August 31,
       2024 on page F-1, which shows $49,138,000 for Total assets and $11,983,000 for
       Land usage rights. Please advise or revise accordingly.
Use of Proceeds, page 21

5. The amount of Gross Offering Proceeds in the 50% and 25% columns of your table do not appear to be correct. Please revise or advise.
Description of Properrty
Talawaan Property, page 25

6. Please revise your description of property to disclose your Joint Operating Agreement and its Amendment filed as Exhibits 6.2 and 6.3 to this 1-A, including all material terms. For example, it appears the agreement and its amendment contain the following:

             For your consideration of $500,000 you acquired 70% equity ownership, with
           30% retained by your Indonesian partner, and you have an option to acquire 100%
           for certain other consideration.
             Cash is held by your Indonesian partner.
             Your Indonesian partner has a 25% Royalty on Net Profit Generated. The Koperasi license is currently set to expire in April 2025, and your Indonesian
           partner has agreed to endeavor to extend the license.
             The current Koperasi license covers 10 hectares of the property, and your
           Indonesian partner has agreed to take all necessary actions to expand the Koperasi license area.

       Please revise to disclose material terms of your license agreement and any amendments. Also provide an update on the Koperasi license, and any renewal, and what acreage the current Koperasi license covers (e.g., 10 or 50 hectares) and any
 February 6, 2025
Page 3

       impact that could result from an inability to renew the license or expand the acreage of such license on your operations. See Item 1304 (b)(1)(iii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Private Offering of Common Stock, page 40

7. We note your disclosure that, on April 3, 2024, you offered and sold a total of
       13,750,000 shares of common stock in a private offering to accredited investors under
       Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of
       $275,000, and that, on November 19, 2024, you closed an additional private offering of 8,750,000 shares of common stock to accredited investors under Rule 506 (b) under
       Regulation D at price of $0.02 per share, for total proceeds of $175,000. We note that this amounts to $450,000 in total proceeds during 2024. This does not appear to be consistent with your disclosure at Item 6(c)(1) of Part I of Form 1-A, which reflects aggregate consideration for which the securities were issued of $500,000 within one year. Please revise or advise.
Compensation of Directors and Executive Officers, page 42

8.     Please provide updated director and executive officer compensation for your
       last completed fiscal year. See Item 11 of Part II of Form 1-A. Consolidated Financial Statements for the Quarters Ended August 31, 2024 and 2023
9. Events After the Reporting Period, page F-12, page F-12

9.     We note your response to prior comment 9. We re-issue the comment. Your
       Unaudited Consolidated Statement of Changes in Stockholders    Equity on
page F-3
       shows 113,725,869 shares issued and outstanding as of August 31, 2024. We also note you disclosed 136,475,869 common shares issued and outstanding as of January
       2, 2025 on various pages, including page 5. Please revise Note 9 on page F-12 to address the additional 22,750,000 common shares issued after August 31, 2024.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Joe Laxague